Exhibit 99(D)(3)

430 East 29th Street, 14th Floor, New York, NY, 10016
September 25, 2020
VIA E-MAIL
MyoKardia, Inc.
1000 Sierra Point Parkway
Brisbane, CA 94005

Attention: Tassos Gianakakos, President and Chief Executive Officer
STRICTLY CONFIDENTIAL
Dear Mr. Gianakakos:
In consideration for the substantial time and effort that Bristol-Myers Squibb Company (“Bristol-Myers Squibb” or “BMS”) has invested and is expected to invest in connection with the potential acquisition (the “Transaction”) of MyoKardia, Inc. (“Gotham” or the “Company”), and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), BMS and the Company hereby agree to the following.
For a period (the “Exclusivity Period”) beginning at the time of this letter agreement being countersigned by Gotham and ending on the first to occur of: (i) the execution of a definitive merger agreement with BMS with respect to a Transaction; (ii) receipt by Gotham of written notice from BMS advising Gotham that BMS is no longer actively pursuing the Transaction; (iii) the time at which BMS reduces, or proposes a reduction in, the per share purchase price offered by the Chief Executive Officer of BMS to the Chief Executive Officer of the Company on September 25, 2020; and (iv) 8:00 a.m. (New York time) on October 5, 2020, (x) Gotham shall and shall direct its controlled affiliates, directors, officers, employees, agents, advisors and any other persons acting under the direction or on behalf of any of the foregoing (collectively “Representatives”) to, immediately terminate and cease all existing discussions, communications or negotiations with any person other than BMS and its Representatives concerning or relating to any actual or potential Alternative Transaction (as defined below), and (y) Gotham shall not, and shall direct each of its Representatives not to, (A) knowingly encourage, solicit, initiate or engage in discussions or negotiations with any person or entity other than BMS and its Representatives concerning or relating to any actual or potential Alternative Transaction; (B) knowingly encourage or solicit any offer, inquiry or proposal from any person or entity (other than BMS and its Representatives) concerning or relating to any actual or potential Alternative Transaction; (C) provide any information with respect to Gotham or any of its subsidiaries to any person or entity (other than BMS and its Representatives) in connection with an actual or potential Alternative Transaction; or (D) enter into any agreement (whether or not binding or definitive) with any person or entity (other than BMS and its Representatives) concerning or relating to an Alternative Transaction. For the purposes of this letter agreement, an “Alternative Transaction” shall mean any (1) purchase, sale, exclusive license or other disposition of 20% or more of the business or assets of Gotham and its subsidiaries, taken as a whole, (2) purchase, issuance, sale or other disposition of 20% or more of the equity interests in Gotham or any of its subsidiaries, (3) merger, acquisition, consolidation or similar business combination transaction involving Gotham or any of its subsidiaries, or (4) any acquisition or exclusive license by any third party of Mavacamten or any other license granting commercialization rights to any third party with respect to Mavacamten.
Each party agrees that unless and until a definitive agreement between the parties with respect to the Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this or any written or oral expression, except for the matters specifically agreed to herein and in the confidentiality agreement between the parties dated September 17, 2020.
This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to applicable principles of conflicts of law. Each party hereby irrevocably and unconditionally consents to submit to the jurisdiction of the Delaware Chancery Court, or, if such court shall not have jurisdiction, the state court located in Wilmington, Delaware or the U.S. District Court for the district in which Wilmington, Delaware is located, in each case with respect to any action, suit, or proceeding arising out of or relating to this letter agreement. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Delivery of a signed counterpart of this letter agreement by e-mail or facsimile transmission shall constitute valid and sufficient delivery thereof.
Very truly yours,

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Brian Heaphy
	Name:	Brian Heaphy
	Title:	VP, Corporate Development
AGREED AND ACCEPTED:

MYOKARDIA, INC.

By:	/s/ Jacob Bauer
	Name:	Jacob Bauer
	Title:	Chief Business Officer